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Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (No. 333-191383 and No. 333-227476) on Form S-8 and (No. 333-239538) on Form S-3 of Acasti Pharma Inc. of our report dated June 21, 2022, with respect to the consolidated balance sheet of Acasti Pharma Inc. as of March 31, 2022, the related consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the year ended March 31, 2022, and the related notes.

Montréal, Québec

June 23, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.